AB
9/3

09042340

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 1 2009
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/08 (MM/DD/YY) AND ENDING 01/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GRUPPO, LEVEY & CO.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 EAST 42ND STREET, 46TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD A. MCCABE (212) 697-5753
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIE KAPLAN, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1000 FIRST FEDERAL PLAZA	ROCHESTER	NEW YORK	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
MAR 31 2009
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/17

OATH OR AFFIRMATION

I, EDWARD MCCABE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRUPPO, LEVEY & CO., as of JANUARY 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Nancy J. Milnes
Notary Public
State of New Jersey
My Commission Expires 03/26/2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRUPPO, LEVEY & CO.

January 31, 2009

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of operations	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Statement of changes in liabilities subordinated to claims of general creditors	6
Notes to financial statements	7 - 10
SUPPLEMENTAL SCHEDULES	
Computation of net capital requirement under Rule 15c3-1 of the Securities Exchange Commission	11
Other information	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	13 - 14

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gruppo, Levey & Co.

We have audited the accompanying statement of financial condition of Gruppo, Levey & Co. as of January 31, 2009, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gruppo, Levey & Co. as of January 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davie Kaplan, CPA, P.C.

Rochester, New York
March 20, 2009

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

GRUPPO, LEVEY & CO.

Statement of Financial Condition
January 31, 2009

ASSETS

Cash	$	27,344
Accounts receivable, net of allowance for doubtful accounts of $210,459		42,388
Secured demand note receivable		400,000
Prepaid expenses		13,670
Due from affiliates		9,703
	$	493,105

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	234,160
Subordinated loan payable		434,666
Due to affiliates		22,323
		691,149
Stockholder's equity		
Common stock, par value $0.01 per share; 3,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		4,937,271
Retained deficit		(5,135,316)
		(198,044)
	$	493,105

The accompanying Notes to Financial Statements are an integral part of these statements.

GRUPPO, LEVEY & CO.

Statement of Operations
For the Year Ended January 31, 2009

Revenue	
Transaction fees	$ 2,009,558
Other income	55,270
	2,064,828
Expenses	
Compensation and related expenses	2,774,051
Rent and occupancy	141,996
Professional fees	200,976
Communications	140,578
Interest expense	14,667
Regulatory fees	11,625
Other	436,960
	3,720,853
Net loss	$ (1,656,025)

The accompanying Notes to Financial Statements
are an integral part of these statements.

GRUPPO, LEVEY & CO.

Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance, January 31, 2008	$ 1	$ 3,620,550	$ (3,479,291)	$ 141,260
Contributions	-	1,516,721	-	1,516,721
Return of capital	-	(200,000)	-	(200,000)
Net loss	-	-	(1,656,025)	(1,656,025)
Balance, January 31, 2009	$ 1	$ 4,937,271	$ (5,135,316)	$ (198,044)

The accompanying Notes to Financial Statements
are an integral part of these statements.

GRUPPO, LEVEY & CO.

Statement of Cash Flows
For the Year Ended January 31, 2009

Cash flows from operating activities	
Net loss	$ (1,656,025)
Adjustments to reconcile net loss to net cash used for operating activities	
Allowance for doubtful accounts	155,070
Forgiveness of accrued interest	(45,334)
	(1,546,289)
Increase (decrease) in cash due to changes in operating assets and liabilities	
Accounts receivable	(120,022)
Prepaid expenses	105,405
Due from affiliates	184,686
Accounts payable and accrued expenses	(36,598)
Accrued interest on subordinated loan	16,001
Due to affiliates	22,323
	(1,374,494)
Cash flows from financing activities	
Contributions	1,516,721
Return of capital	(200,000)
	1,316,721
Net decrease in cash	(57,773)
Cash, beginning	85,117
Cash, ending	$ 27,344

The accompanying Notes to Financial Statements
are an integral part of these statements.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended January 31, 2009

Balance, January 31, 2008	$ 418,665
Accrued interest	16,001
Balance, January 31, 2009	$ 434,666

The accompanying Notes to Financial Statements
are an integral part of these statements.

1. **Description of Business**

Gruppo, Levey & Co. (the "Company") was incorporated during February, 1999 under the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Gruppo, Levey Holdings, Inc. ("GLH" or "Parent"). The Company provides investment-banking services and specializes in advising companies undertaking mergers, acquisitions, sales, or divestitures.

The Company is dependent on the Parent and its affiliates for financial support.

2. **Summary of Significant Accounting Policies**

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company records income related to investment banking and advisory activities as earned and incurred, respectively. The Company may receive its fees in the form of securities, which are recorded at fair value on the date they are earned.

Accounts receivable

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, under which income taxes are provided for the tax effects of transactions, reported in the financial statements. They consist of taxes currently due plus deferred taxes related primarily to temporary differences in accounts receivable for financial and income tax reporting. Deferred income tax assets and liabilities are computed annually for those differences that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax benefits are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

2. **Summary of Significant Accounting Policies** (Continued)

Income taxes (Continued)

In accordance with FSP FIN 48-3, the Company has elected to defer application of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) to the year beginning February 1, 2009. The Company evaluates tax positions and potential liabilities for uncertain tax positions that may be challenged by taxing authorities and may not be fully sustained, despite the belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are analyzed in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Upon adoption of FIN 48, such adjustments will be reflected in the tax provision as appropriate.

Concentrations of credit risk

The Company maintains deposits at financial institutions which may, at times, exceed the federally insured amount.

3. **Secured Demand Note**

The Company holds a secured demand note receivable from an entity related to it by common ownership. The note is payable to the Company on demand, does not bear interest, and is collateralized by cash equivalents and marketable equity securities with an aggregate market value of approximately $460,000 at January 31, 2009.

4. **Concentrations**

Revenue from one customer accounted for 41% of fee income during the year ended January 31, 2009. Management considers the Company to be an "M&A Advisory Firm" focused on a select market; therefore, the Company has a limited number of engagements in any year.

5. **Liabilities Payable Subordinated to Claims of General Creditors**

At January 31, 2009, the Company was obligated to an entity affiliated by common ownership under the terms of a subordinated loan agreement outstanding in the amount of $400,000. The obligation was funded by the secured demand note described in Note 3. The note payable matures on February 28, 2010, and bears interest at the rate of 4% per annum. Under the terms of the subordination agreement, the principal of the note plus accrued interest (up to a total of $49,333) is subordinated to the claims of the Company's general creditors. At January 31, 2009, accrued interest amounted to $34,666.

6. **Related Party Transactions**

In addition to the transactions discussed in Notes 3 and 5, the Company advances and receives amounts from entities affiliated through common ownership in the normal course of business. No terms have been determined in connection with repayments of these amounts. These transactions resulted in amounts due from affiliates of $9,703 and amounts due to affiliates of $22,323 at January 31, 2009.

6. **Related Party Transactions** (Continued)

During the year ended January 31, 2009, $45,334 of accrued interest due to an affiliate was forgiven. This amount is included in other income in the accompanying statement of operations.

The Company subleases office space from the Parent on a month-to-month basis. Total rent expense amounted to $141,996 for the year ended January 31, 2009.

7. **Income Taxes**

The Company's results of operations are included in consolidated federal income tax returns filed by the Parent. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined if the Company had filed a separate tax return. Benefits to the extent available in the consolidated group are credited to the Company.

Deferred income taxes consisted of the following:

Deferred tax asset	$ 1,375,100
Deferred tax liability	-
	1,375,100
Valuation allowance	(1,375,100)
	$ -

The deferred tax asset is primarily composed of the Company's net operating loss carryforward of approximately $2,780,000, which, if carried forward by the consolidated tax group, will begin to expire in 2025. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized. As a result of the annual limitation and the difficulty in predicting their utilization, the Company has established a valuation allowance for the net operating losses. Utilization of this carryforward is reviewed annually, and the valuation allowance is adjusted accordingly. The valuation allowance increased by $695,100 during the year ended January 31, 2009.

8. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At January 31, 2009, the Company's net capital amounted to approximately $170,000, which was in excess of its required net capital of approximately $17,000. At January 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 1.51 to 1.

9. Profit Sharing Plan

GLH maintains a profit-sharing plan (the "Plan") covering all of its employees, including employees of the Company. Company contributions to the plan are made at the discretion of the Board of Directors and are based upon such factors as employee compensation and net income, as defined in the Plan. The Company also adopted an employee benefit plan that provides for salary deferrals under Section 401(k) of the Internal Revenue Code. Contributions by the Company are at the discretion of management. The Company made no contributions to the Plan during the year ended January 31, 2009.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended January 31, 2009

Stockholder's equity	$ (198,044)
Subordinated notes payable	434,666
	236,622
Nonallowable assets	
Petty cash	600
Accounts receivable	42,388
Prepaid expenses	13,670
Due from affiliates	9,703
	66,361
Net capital	170,261
Minimum net capital requirement	17,099
Excess net capital	$ 153,162
Ratio of aggregate indebtedness to net capital	1.51 to 1

Minimum net capital requirement

Aggregate indebtedness	$ 256,483
6-2/3% of aggregate indebtedness	$ 17,099
Statutory minimum net capital requirement	$ 5,000
Minimum net capital requirement (greater of 6-2/3% of AI or statutory minimum)	$ 17,099

Reconciliation of net capital

The above computation of net capital pursuant to SEC Rule 15c3-1 does not materially differ from the computation as of January 31, 2009, included in the Company's unaudited Form X17a-5, Part IIA.

Other Information
January 31, 2009

Computation for determination of reserve requirements

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information relating to possession or control requirements

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of January 31, 2009.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Gruppo, Levey & Co.

In planning and performing our audit of the financial statements of Gruppo, Levey & Co. (the Company), as of and for the year ended January 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davie Kaplan, CPA, P.C.

Rochester, New York
March 20, 2009